UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SOLENO THERAPEUTICS INC.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

834203200

(CUSIP Number)

Jack W. Schuler

100 N. Field Drive, Suite 360

Lake Forest, Illinois 60045

(224)-880-1210

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 15, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 834203200	Page 2 of 13

(1)	NAMES OF REPORTING PERSONS. I.R.S. Identification nos. of above persons (entities only) Jack W. Schuler Living Trust
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 2,644,236 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 2,644,236 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,644,236 (1)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
(14)	TYPE OF REPORTING PERSON (see instructions) OO

1. This amount includes 1,124,560 Shares (as defined herein) that may be acquired upon exercise of Warrants (as defined herein).

SCHEDULE 13D

CUSIP No. 834203200	Page 3 of 13

(1)	NAMES OF REPORTING PERSONS. I.R.S. Identification nos. of above persons (entities only) Schuler Grandchildren LLC EIN 26-1623709
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 377,747 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 377,747 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 377,747 (1)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
(14)	TYPE OF REPORTING PERSON (see instructions) OO

1. This amount includes 160,651 Shares (as defined herein) that may be acquired upon exercise of Warrants (as defined herein).

SCHEDULE 13D

CUSIP No. 834203200	Page 4 of 13

(1)	NAMES OF REPORTING PERSONS. I.R.S. Identification nos. of above persons (entities only) Tino Hans Schuler Trust EIN 36-7205456
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 377,747 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 377,747 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 377,747 (1)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
(14)	TYPE OF REPORTING PERSON (see instructions) OO

1. This amount includes 160,651 Shares (as defined herein) that may be acquired upon exercise of Warrants (as defined herein).

SCHEDULE 13D

CUSIP No. 834203200	Page 5 of 13

(1)	NAMES OF REPORTING PERSONS. I.R.S. Identification nos. of above persons (entities only) Tanya Eva Schuler Trust EIN 36-7205458
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 377,747 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 377,747 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 377,747 (1)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
(14)	TYPE OF REPORTING PERSON (see instructions) OO

1. This amount includes 160,651 Shares (as defined herein) that may be acquired upon exercise of Warrants (as defined herein).

SCHEDULE 13D

CUSIP No. 834203200	Page 6 of 13

(1)	NAMES OF REPORTING PERSONS. I.R.S. Identification nos. of above persons (entities only) Therese Heidi Schuler Trust EIN 36-7205459
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 377,747 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 377,747 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 377,747 (1)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
(14)	TYPE OF REPORTING PERSON (see instructions) OO

1. This amount includes 160,651 Shares (as defined herein) that may be acquired upon exercise of Warrants (as defined herein).

SCHEDULE 13D

CUSIP No. 834203200	Page 7 of 13

(1)	NAMES OF REPORTING PERSONS. I.R.S. Identification nos. of above persons (entities only) Schuler Grandchildren 2010 Continuation Trust EIN 27-6652785
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 377,747 (1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 377,747 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 377,747 (1)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
(14)	TYPE OF REPORTING PERSON (see instructions) OO

1. This amount includes 160,651 Shares (as defined herein) that may be acquired upon exercise of Warrants (as defined herein).

SCHEDULE 13D

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D (this “Schedule 13D”) relates is the Common Stock, par value $0.001 per share (the “Common Stock”), of Soleno Therapeutics, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1235 Radio Road, Suite 110, Redwood City, CA 94065.

Item 2.	Identity and Background.

(a-c, f) This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i.	Jack W. Schuler Living Trust (the “Living Trust”)

100 N. Field Drive, Suite 360

Lake Forest, Illinois 60045

ii.	Schuler Grandchildren LLC (the “Grandchildren LLC”)

100 N. Field Drive, Suite 360

Lake Forest, Illinois 60045

iii.	Tino Hans Schuler Trust (the “Tino Trust”)

100 N. Field Drive, Suite 360

Lake Forest, Illinois 60045

iv.	Tanya Eva Schuler Trust (the “Tanya Trust”)

100 N. Field Drive, Suite 360

Lake Forest, Illinois 60045

v.	Therese Heidi Schuler Trust (the “Therese Trust”)

100 N. Field Drive, Suite 360

Lake Forest, Illinois 60045

vi.	Schuler Grandchildren 2010 Continuation Trust (the “Continuation Trust”)

100 N. Field Drive, Suite 360

Lake Forest, Illinois 60045

Mr. Schuler is a citizen of the United States, and is principally engaged in the business of investing in securities. Mr. Schuler serves as sole trustee to the Living Trust, a living trust established by Mr. Schuler and organized under the laws of the State of Illinois, and is the manager of the Grandchildren LLC. In such capacities, Mr. Schuler may be deemed to beneficially own the shares held by the Living Trust and the Grandchildren LLC (collectively, the “Jack W. Schuler Entities”).

George Schuler is a citizen of the United States, and is principally engaged in the business of real estate. He serves as sole trustee to the Tino Trust, Tanya Trust, Therese Trust and Continuation Trust (collectively, the “George Schuler Entities”). In such capacities, George Schuler may be deemed to beneficially own the shares held by the George Schuler Entities.

The Tino Trust, Tanya Trust and Therese Trust are irrevocable family trusts established for the benefit of the named beneficiary, and are organized under the laws of the State of Illinois.

SCHEDULE 13D

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On December 11, 2017, the Issuer entered into a securities purchase agreement with the Living Trust, Grandchildren LLC, Tino Trust, Tanya Trust, Therese Trust, the Continuation Trust and certain other institutional and accredited investors (the “Purchase Agreement”). Pursuant to the terms of the Purchase Agreement, the Issuer agreed to issue and sell its shares of common stock (the “Shares”) in a private placement, at $1.8425 per share. Each Share was issued with a warrant to purchase 0.74 additional shares of the Issuer’s common stock at an exercise price of $2.00 per share (each, a “Warrant”). The Living Trust purchased 1,519,676 Shares and a Warrant to purchase 1,124,560 Shares. The Grandchildren LLC and each of the George Schuler entities purchased 217,096 Shares and a Warrant to purchase 160,651 Shares.

A total of $4,799,999.93 was paid to acquire the Shares and the warrants to purchase Shares by the Living Trust, Grandchildren LLC and the George Schuler Entities in connection with the Purchase Agreement, including $2,800,003.03 for the Shares and Warrants acquired by the Living Trust, and $399,999.38 for the Shares and Warrants acquired by the Grandchildren LLC and each of the George Schuler Entities. The source of the funds for acquisitions by the Living Trust, the Grandchildren LLC and the George Schuler Entities was working capital. No part of the purchase price was borrowed by the Living Trust, the Grandchildren LLC or the George Schuler entities for the purpose of acquiring any securities discussed in this Item 3.

Item 4.	Purpose of Transaction.

The response to Item 3 in this Schedule 13D is incorporated herein by reference.

The description and summary of the Purchase Agreement and the Warrants set forth above in Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text of the Purchase Agreement and the form of Common Stock Purchase Warrant which are included as Exhibit 2 and Exhibit 3, respectively, and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a, b)

Jack W. Schuler Entities

Jack W. Schuler Living Trust

As of the date hereof, the Living Trust may be deemed to beneficially own, in the aggregate, 2,644,236 Shares, consisting of 1,519,676 Shares and Warrants to acquire 1,124,560 Shares, which represents approximately 13.4% of the shares of common stock outstanding. This percentage of shares outstanding is based on a total of approximately 19,767,932 shares of common stock outstanding, which

SCHEDULE 13D

is the sum of 10,502,256 shares of common stock outstanding immediately prior to closing (the “Pre-Closing Shares”) on December 15, 2017, 8,141,116 Shares issued at closing (the “Closing Shares” and with the Pre-Closing Shares, the “Outstanding Shares”), and 1,124,560 Shares issuable upon exercise of the Warrants held by the Living Trust.

Schuler Grandchildren LLC

As of the date hereof, the Grandchildren LLC may be deemed to beneficially own, in the aggregate, 377,747 Shares, consisting of 217,096 Shares and Warrants to acquire 160,651 Shares, which represents approximately 2.0% of the shares of common stock outstanding. This percentage of shares outstanding is based on a total of approximately 18,804,023 shares of common stock outstanding, which is the sum of the Outstanding Shares and 160,651 Shares issuable upon exercise of the Warrants held by the Grandchildren LLC.

Jack W. Schuler

As sole trustee of the Living Trust and as manager of the Grandchildren LLC, Mr. Schuler and the Living Trust and Grandchildren LLC, respectively, share the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the Shares held by the Living Trust and the Grandchildren LLC, respectively.

As of the date hereof, Mr. Schuler may be deemed to beneficially own, in the aggregate, 3,021,983 Shares, consisting of the Shares and Warrants held by the Jack W. Schuler Entities, which represents approximately 15.2% of the shares of common stock outstanding. This percentage of shares outstanding is based on a total of approximately 19,928,583 shares of common stock outstanding, which is the sum of the Outstanding Shares and 1,285,211 Shares issuable upon exercise of the Warrants held by the Jack W. Schuler Entities.

George Schuler Entities

As of the date hereof, each of the George Schuler Entities may be deemed to beneficially own, in the aggregate, 377,747 Shares, consisting of 217,096 Shares and Warrants to acquire 160,651 Shares, which represents approximately 2.0% of the shares of common stock outstanding, respectively. This percentage of shares outstanding is based on a total of approximately 18,804,023 shares of common stock outstanding, which is the sum of the Outstanding Shares and 160,651 Shares issuable upon exercise of the Warrants held by each of the George Schuler Entities, respectively.

George Schuler

As sole trustee of each of the George Schuler Entities, George Schuler shares with each such entity the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the Shares held by the respective entity

As of the date hereof, George Schuler may be deemed to beneficially own, in the aggregate, 1,510,988 Shares, consisting of the Shares and Warrants held by the George Schuler Entities, which represent approximately 7.8% of the shares of common stock outstanding. This percentage of shares outstanding is based on a total of approximately 19,285,976 shares of common stock outstanding, which is the sum of the Outstanding Shares and 642,604 Shares issuable upon exercise of the Warrants held by the George Schuler Entities.

SCHEDULE 13D

(c) Other than the purchases in the Purchase Agreement as described in Item 3 and Item 4 of this Schedule 13D, no transactions in shares of common stock have been effected by the Reporting Persons within the past 60 days.

(d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by the Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response set forth in Item 3 and Item 4 of this Schedule 13D is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1: Joint Filing Agreement

Exhibit 2: Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on December 13, 2017)

Exhibit 3: Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on December 13, 2017)

SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Jack W. Schuler Living Trust

/s/ Jack W. Schuler
Name:	Jack W. Schuler
Title:	Trustee

Schuler Grandchildren LLC

/s/ Jack W. Schuler
Name:	Jack W. Schuler
Title:	Manager

Tino Hans Schuler Trust

/s/ H. George Schuler
Name:	H. George Schuler
Title:	Trustee

Tanya Eva Schuler Trust

/s/ H. George Schuler
Name:	H. George Schuler
Title:	Trustee

Therese Heidi Schuler Trust

/s/ H. George Schuler
Name:	H. George Schuler
Title:	Trustee

Schuler Grandchildren 2010 Continuation Trust

/s/ H. George Schuler
Name:	H. George Schuler
Title:	Trustee

January 12, 2018

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).